SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)
Under the Securities Exchange Act of 1934
(Amendment No. 18)*

Mirati Therapeutics, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)
60468T105
(CUSIP Number)
Josh La Grange
Fried, Frank, Harris, Shriver & Jacobson LLP
801 17th Street, NW, Washington, DC 20006
202-639-7497
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 8, 2023
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.
*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 60468T105	SCHEDULE 13D/A	Page 2 of 14 Pages

1	NAMES OF REPORTING PERSONS
Boxer Capital, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
3,534,249*

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
3,534,249*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,534,249*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.8%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*	This number includes 332,809 shares of Common Stock that Boxer Capital has the right to acquire pursuant to the Boxer November 2017 Warrant.
**	See Item 5.

CUSIP No.: 60468T105	SCHEDULE 13D/A	Page 3 of 14 Pages

1	NAMES OF REPORTING PERSONS
Boxer Asset Management Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
3,534,249*

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
3,534,249*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,534,249*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.8%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

*	This number includes 332,809 shares of Common Stock that Boxer Capital has the right to acquire pursuant to the Boxer November 2017 Warrant.
**	See Item 5.

CUSIP No.: 60468T105	SCHEDULE 13D/A	Page 4 of 14 Pages

1	NAMES OF REPORTING PERSONS
MVA Investors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
287,866

	8	SHARED VOTING POWER
-0-

	9	SOLE DISPOSITIVE POWER
287,866

	10	SHARED DISPOSITIVE POWER
-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
287,866

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.4%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*	See Item 5.

CUSIP No.: 60468T105	SCHEDULE 13D/A	Page 5 of 14 Pages

1	NAMES OF REPORTING PERSONS
Lockend Five, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
203,754

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
203,754

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
203,754

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.3%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*	See Item 5.

CUSIP No.: 60468T105	SCHEDULE 13D/A	Page 6 of 14 Pages

1	NAMES OF REPORTING PERSONS
Braslyn Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Bahamas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
8,127,477*

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
8,127,477*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,127,477*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.1%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

*
This number includes (i) 3,578,036 shares of Common Stock that Braslyn has the right to acquire pursuant to the Braslyn 2017 Warrant and (ii) 1,413,475 shares of Common Stock that Braslyn has the right to acquire pursuant to the Braslyn November 2017 Warrant.

**	See Item 5.

CUSIP No.: 60468T105	SCHEDULE 13D/A	Page 7 of 14 Pages

1	NAMES OF REPORTING PERSONS
Aaron I. Davis

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
47,517

	8	SHARED VOTING POWER
287,866

	9	SOLE DISPOSITIVE POWER
47,517

	10	SHARED DISPOSITIVE POWER
287,866

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
335,383

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.5%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

*	See Item 5.

CUSIP No.: 60468T105	SCHEDULE 13D/A	Page 8 of 14 Pages

1	NAMES OF REPORTING PERSONS
Shehan B. Dissanayake

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
203,754

	9	SOLE DISPOSITIVE POWER
203,754

	10	SHARED DISPOSITIVE POWER
-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
203,754

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.3*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

*	See Item 5.

CUSIP No.: 60468T105	SCHEDULE 13D/A	Page 9 of 14 Pages

1	NAMES OF REPORTING PERSONS
Christopher Fuglesang

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
30,518

	8	SHARED VOTING POWER
-0-

	9	SOLE DISPOSITIVE POWER
30,518

	10	SHARED DISPOSITIVE POWER
-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
30,518

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 0.1%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

*	See Item 5.

CUSIP No.: 60468T105	SCHEDULE 13D/A	Page 10 of 14 Pages

1	NAMES OF REPORTING PERSONS
Joe Lewis

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
11,661,726*

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,661,726*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.9%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

*
This number includes (i) 332,809 shares of Common Stock that Boxer Capital has the right to acquire pursuant to the Boxer November 2017 Warrant, (ii) 3,578,036 shares of Common Stock that Braslyn has the right to acquire pursuant to the Braslyn 2017 Warrant and (iii) 1,413,475 shares of Common Stock that Braslyn has the right to acquire pursuant to the Braslyn November 2017 Warrant.

**	See Item 5.

CUSIP No.: 60468T105	SCHEDULE 13D/A	Page 11 of 14 Pages

This Amendment No. 18 (“Amendment No. 18” or this “Amendment”) amends and supplements the statement on Schedule 13D filed on November 4, 2013 (the “Original Filing”) by Boxer Capital, LLC (“Boxer Capital”), Boxer Asset Management Inc. (“Boxer Management”), MVA Investors, LLC (“MVA Investors”) and Joe Lewis, as amended by Amendment No. 1 filed on February 2, 2015, Amendment No. 2 filed on September 18, 2015, Amendment No. 3 filed on January 6, 2016 (“Amendment No. 3”), Amendment No. 4 filed on January 15, 2016 (“Amendment No. 4”), Amendment No. 5 filed on March 17, 2016, Amendment No. 6 filed on June 8, 2016, Amendment No. 7 filed on June 24, 2016, Amendment No. 8 filed on September 28, 2016, Amendment No. 9 filed on January 10, 2017, Amendment No. 10 filed on January 30, 2017, Amendment No. 11 filed on June 27, 2017, Amendment No. 12 filed on November 20, 2017, Amendment No. 13 filed on May 23, 2019, Amendment No. 14 filed on July 19, 2019, Amendment No. 15 filed on February 14, 2020, Amendment No. 16 filed on November 2, 2020 and Amendment No. 17 filed on August 16, 2023. Amendment No. 3 was an original filing for Braslyn Ltd. (“Braslyn”). Amendment No. 4 was an original filing for Aaron I. Davis, Shehan B. Dissanayake, Christopher Fuglesang and Ivan M. Lieberburg. Amendment No. 16 was an original filing for Lockend Five, LLC (“Lockend Five”). As previously disclosed, there has ceased to be any basis on which Mr. Lieberburg may be required to jointly file on Schedule 13D with the other Reporting Persons regarding the Issuer. Boxer Capital, Boxer Management, MVA Investors, Braslyn, Lockend Five, Joe Lewis, Aaron I. Davis, Shehan B. Dissanayake and Christopher Fuglesang are collectively referred to herein as the “Reporting Persons.” The Original Filing, as previously amended, remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 18. Capitalized terms used and not defined in this Amendment No. 18 have the meanings set forth in the Original Filing, as amended.

Item 4. Purpose of Transaction.
This Amendment supplements the disclosure in Item 4 of the Original Filing, as previously amended, by adding the following:
On October 10, 2023, the Issuer filed a Current Report on Form 8-K (the “Merger 8-K”) with the United States Securities and Exchange Commission, announcing that on October 8, 2023, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Bristol-Myers Squibb Company, a Delaware corporation (“Parent”), and Vineyard Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), providing for the merger of Merger Sub with and into the Issuer (the “Merger”), with the Issuer surviving the Merger as a wholly owned subsidiary of Parent. As described in the Merger 8-K, at the effective time of the Merger (the “Effective Time”), each share of Common Stock issued and outstanding immediately prior to the Effective Time (other than Excluded Shares and Dissenting Shares, in each case as defined in the Merger Agreement) will automatically be converted into the right to receive (i) cash in an amount equal to $58.00, without interest and subject to any applicable tax withholdings (the “Closing Consideration”) and (ii) one contingent value right (a “CVR”) representing the right to receive $12.00 in cash, without interest and subject to any applicable tax withholdings, if a specified milestone is achieved, pursuant to the CVR Agreement (as defined and further described in the Merger 8-K). In connection with Issuer’s entry into the Merger Agreement, Parent entered into a Voting and Support Agreement with Boxer Capital and MVA Investors (the “Voting Agreement”), whereby Boxer Capital and MVA Investors have agreed, among other matters, to vote, respectively, 3,201,440 and 287,866 shares of Common Stock in favor of the adoption of the Merger Agreement, and regarding certain additional customary related matters including regarding restrictions on transfer with respect to the shares of Common Stock subject to the Voting Agreement.
The preceding descriptions of the Merger, the Merger Agreement and the Voting Agreement are qualified, in each case as applicable, by reference to the Merger 8-K and the exhibits thereto, including the Voting Agreement, the Merger Agreement (and its exhibits) and the press release furnished therewith.
Item 5. Interest in Securities of the Issuer.
This Amendment supplements the disclosure in Item 5(b) of the Original Filing, as previously amended, by adding the following:

CUSIP No.: 60468T105	SCHEDULE 13D/A	Page 12 of 14 Pages

This Item 5(b) incorporates by reference the information in Item 4 of this Amendment regarding Parent and its rights under the Voting Agreement in respect of certain shares of Common Stock beneficially owned by the Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
This Amendment supplements the disclosure in Item 6 of the Original Filing, as previously amended, by adding the following:
This Item 6 incorporates by reference the information in Item 4 of this Amendment regarding the Voting Agreement.
Item 7. Material to Be Filed as Exhibits.
This Amendment supplements the disclosure in Item 7 of the Original Filing, as previously amended, by adding the following:

Exhibit 6	Voting and Support Agreement, dated October 8, 2023 (incorporated by reference to Exhibit 99.2 to Form 8-K filed by Mirati Therapeutics, Inc. on October 10, 2023).

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: October 11, 2023
BOXER CAPITAL, LLC

By:	/s/ Aaron I. Davis
Name:	Aaron I. Davis
Title:	Chief Executive Officer

BOXER ASSET MANAGEMENT INC.

By:	/s/ Paul Higgs
Name:	Paul Higgs
Title:	Director

BRASLYN LTD.

By:	/s/ Jason Callender
Name:	Jason Callender
Title:	Director

MVA INVESTORS, LLC

By:	/s/ Aaron I. Davis
Name:	Aaron I. Davis
Title:	Authorized Signatory

LOCKEND FIVE, LLC

By:	/s/ Greg Miller
Name:	Greg Miller
Title:	Manager

JOSEPH C. LEWIS

By:	/s/ Joseph C. Lewis
Joseph C. Lewis, Individually

AARON I. DAVIS

By:	/s/ Aaron I. Davis
Aaron I. Davis, Individually

SHEHAN B. DISSANAYAKE

By:	/s/ Shehan B. Dissanayake
Shehan B. Dissanayake, Individually

CHRISTOPHER FUGLESANG

By:	/s/ Christopher Fuglesang
Christopher Fuglesang, Individually